Exhibit 99.1

Kaixin Auto Holdings Announces Unaudited Second Quarter 2019 Financial Results

BEIJING, Nov. 27, 2019 (GLOBE NEWSWIRE) -- Kaixin Auto Holdings ("Kaixin" or the "Company") (NASDAQ: KXIN), one of the primary dealership networks in the premium used car segment in China, today announced its unaudited financial results for the three months ended June 30, 20191.

Second Quarter 2019 Operational Highlights

•	Number of Self-Owned and Affiliated Network Dealerships were 14 and 4, respectively, as of June 30, 2019, unchanged from March 31, 2019.

•	Gross Merchandise Value (GMV)[2] was US$108.1 million, representing a decrease of 3.1% from US$111.6 million in the second quarter of 2018.

•	Number of cars sold was 1,667 units, compared with 1,543 units sold in the second quarter of 2018.
•	Inventory turnover days were 42 days, compared with 67 days in the second quarter of 2018.

Second Quarter 2019 Financial Highlights

•	Total net revenues were US$100.0 million, representing a decrease of 8.1% from US$108.8 million in the second quarter of 2018.

•	Gross profit was US$2.5 million, representing an increase of 120.6% from US$1.1 million in the second quarter of 2018.

•	Loss from operations was US$6.3 million, compared with a loss of US$13.7 million in the second quarter of 2018.

•	Net income attributable to the Company was US$76.8 million, compared with a net loss attributable to the Company of US$ 9.6 million in the second quarter of 2018.

•	Adjusted loss from continuing operations[3] (non-GAAP) was US$0.5 million, compared with an adjusted loss from continuing operations of US$5.3 million in the second quarter of 2018.

•	Adjusted loss from operations[3] (non-GAAP) was US$0.3 million, compared with an adjusted loss from operations of US$6.4 million in the second quarter of 2018.

•	Adjusted EBITDA from continuing operations[4] (non-GAAP) was US$0.2 million, compared with negative US$4.4 million in the second quarter of 2018.

“We are one of the primary dealership networks in the premium used car segment in China with opportunity ahead of us to grow. The premium used car segment is a very large percentage of the total used car market in China, with a growth rate faster than the overall used car market. The strong demand is driven by both continued income increase of China’s middle class, and the favourable value proposition of used cars in the challenging macroeconomic environment. We are well positioned to capture this extraordinary market opportunity and further solidify our leadership in the premium used car market as we continue to power our dealers with capital, technological systems, and marketing capabilities. Our strategy is to provide consumers with the simplest, most comprehensive and transparent services available. We believe this differentiated business model, combined with our scale, funding availability for our dealerships, and a multitude of value-added services, gives us a significant competitive advantage,” commented Mr. Joseph Chen, chairman of Kaixin.

“In the second quarter, we saw improvement in our core operating efficiency as we benefited from strategic focus on the operational optimization of both our dealerships and our corporate headquarters. After rolling out a pilot program upgrading our SAAS system at selected dealerships, we are very pleased to see both enhanced procurement efficiency and inventory management, as well as improved communication between our dealerships and headquarters. We plan to extend the pilot program to all of our dealerships in the second half of 2019. Regarding corporate functions, in the second quarter we implemented strategic initiatives to streamline operations, in an effort to make finance, human resources, IT, procurement, legal, and facilities management more efficient and cost effective. As a result, we improved our operating loss margin by 6.3 percentage points year-over-year in the second quarter 2019. Going forward, we will continue to refine our business and operating model, targeting further market penetration and eventual profitability,” added Mr. Chen Ji, chief executive officer of Kaixin.

Ms. Lucy Yang, chief financial officer of Kaixin, said, “Our second quarter 2019 revenue was US$100.0 million, a decline of 8.1% compared with the same period last year. The revenue decline was primarily due to our reduction in resources allocated to low-performing dealers, as we aim to reallocate resources to better performing dealers for our long term growth and profitability, I am glad to see that both our gross margin and operating margin improved year-over-year by 1.5 and 6.3 percentage points, respectively, as we made the transition to more efficient operations at both our dealers and corporate headquarters. Our adjusted EBITDA from continuing operations turned positive to $0.2 million in the second quarter 2019, compared with negative $4.4 million in the second quarter 2018, and our adjusted loss from operations narrowed significantly to US$0.3 million in the second quarter, from a loss of $6.4 million in the same quarter 2018. With our current balanced strategy for both our top- and bottom- line growth, we are confident in our ability to deliver healthy operational results and continue to improve our profitability in the second half of 2019.”

Second Quarter 2019 Results

Total net revenues for the second quarter of 2019 were US$100.0 million, representing an 8.1% decrease from the second quarter of 2018.

Automobile sales revenues for the second quarter of 2019 were US$98.3 million, representing a 7.9% decrease from the second quarter of 2018. The decrease was mainly due to our reduction in resources allocated to low-performing dealers, as we aim to reallocate resources to better performing dealers for our long-term growth and profitability.

Cost of revenues was US$97.4 million, representing a decrease of 9.5% from US$107.6 million in the second quarter of 2018. The decrease was in line with the decrease in revenue.

Gross profit was US$2.5 million, representing an increase of 120.6% from US$1.1 million in the second quarter of 2018. Gross profit margin was 2.5% in the second quarter of 2019, compared with 1.0% in the second quarter of 2018.

Operating expenses were US$8.8 million, a 40.9% decrease from US$14.8 million in the second quarter of 2018. The decrease was primarily attributable to the optimization and streamlining of our IT systems, processes and personnel allocations.

Selling and marketing expenses were US$3.7 million, a 42.1% decrease from US$6.4 million in the second quarter of 2018. The decrease resulted from the effort to improve operation efficiency in headcount and personnel-related expenses.

Research and development expenses were US$0.9 million, a 24.8% decrease from US$1.3 million in the second quarter of 2018. The decrease was primarily due to the decrease in headcount and personnel-related expenses.

General and administrative expenses were US$4.1 million, a 42.6% decrease from US$7.2 million in the second quarter of 2018. The decrease was primarily due to the decrease in headcount and personnel-related expenses, as a result of optimization of our operation management system.

Loss from operations was US$6.3 million, compared with a loss from operations of US$13.7 million in the second quarter of 2018.

Net income attributable to the Company was US$76.8 million, compared with a net loss attributable to the Company of US$9.6 million in the second quarter of 2018, primarily due to the accrual of consideration of fair value change related to cooperation agreements with dealers.

Adjusted loss from continuing operations (non-GAAP) was US$0.5 million, compared with an adjusted loss from continuing operations of US$5.3 million in the second quarter of 2018.

Adjusted loss from operations (non-GAAP) was US$0.3 million, compared with an adjusted net loss of US$6.4 million in the second quarter of 2018.

Adjusted EBITDA from continuing operations (non-GAAP) was US$0.2 million, compared with negative US$4.4 million in the second quarter of 2018.

Business Outlook

For the third quarter of 2019, the management of the Company currently expects:

•	Total revenues for the third quarter of 2019 to be in the range of US$70.0 million to US$80.0 million. This forecast reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company's management will host an earnings conference call at 9:00 AM U.S. Eastern Time on November 26, 2019 (10:00 PM Beijing/Hong Kong time on November 26, 2019).

Interested parties may participate in the conference call by dialing:

United States:	1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
Mainland China:	400-620-8038
Conference ID:	9286069

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.kaixin.com.

A replay of the conference call will be accessible by phone at the following number until December 3, 2019:

United States:	1-646-254-3697
International:	+61-2-8199-0299
Hong Kong:	+852-3051-2780
Mainland China:	400-632-2162
Replay Access Code:	9286069

About Kaixin Auto Holdings

Kaixin Auto Holdings is one of the primary dealership networks in the premium used car segment in China. Supported by the rapid growth of China's used car market and leveraging its own hybrid business model that offers both strong online and offline presence, Kaixin has transformed from a tech-enabled financing platform into a nationwide dealer network that combines its own and affiliated dealers as well as value-added and after-sale services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook for the third quarter of 2019 and quotations from management in this announcement, as well as Kaixin’s strategic and operational plans, contain forward-looking statements. Kaixin may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with used auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Kaixin's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Kaixin uses "adjusted loss from operations", "adjusted loss from continuing operations" and “adjusted EBITDA from continuing operations”, which are defined as non-GAAP financial measures by the SEC, in evaluating its business. We define adjusted loss from operations as loss from operations excluding share-based compensation expenses, provision for financing receivable, provision for PPE, one-time provision for other receivable and one-time listing fee and adjusted loss from continuing operations as (loss) income from continuing operations excluding share-based compensation expenses, fair value change of contingent consideration, provision for financing receivable, provision for PPE, one-time provision for other receivable and one-time listing fee. Adjusted EBITDA from continuing operations is defined as (loss) income from continuing operations excluding fair value change of contingent consideration, share-based compensation expense, interest expenses, income tax expenses, depreciation, provision for financing receivable, provision for PPE, one-time provision for other receivable and one-time listing fee. Kaixin continuously and periodically reviews the operating results and business performance from operational perspectives. Starting from the first quarter of 2018, there was a significant impact on net income (loss) due to the material and significant noncash amount of fair value change of contingent consideration relating to the used auto dealerships of the emerging used auto business. Due to the nature of the business, Kaixin believes that including adjusted income (loss) from operations and excluding the impact of such fair value changes more appropriately reflects Kaixin’s results of operations, and provides investors with a better understanding of Kaixin’s business performance. To facilitate investors and analysts, we present the foresaid impact in "Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures" retrospectively. We present adjusted income (loss) from operations, income (loss) from continuing operations and EBITDA from continuing operations because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

These non-GAAP financial measures are not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures" at the end of this release.

For more information, please contact:

Kaixin Auto Holdings

Lei Song

Tel: (86 10) 8448 1818 ext. 2111

Email: kaixin.ir@renren-inc.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 6508-0677

Email: Kaixin@tpg-ir.com

Jason Finklestein

Tel: +1 (212) 481-2050

Email: Kaixin@tpg-ir.com

SOURCE: Kaixin Auto Holdings

_________________________

1The operation data and financial information other than presented in “Discontinued operations” in this press release excludes Shandong Jieying Huaqi Automobile Service Co., Ltd. (“Ji’nan Dealership”), as Kaixin transferred its equity interests along with the relevant assets to its corporate parent, Renren Inc., in the second half of 2018.

2Includes automobile sales transactions at the Company’s dealerships including cars owned by Kaixin and cars sourced by Kaixin Affiliated Network Dealers that Kaixin sells pursuant to profit-sharing arrangements.

3Adjusted loss from continuing operations and adjusted loss from operations are non-GAAP measures. We define adjusted loss from continuing operations as (loss) income from continuing operations excluding share-based compensation expenses, fair value change of contingent consideration, provision for financing receivable, provision for PPE, one-time provision for other receivable, and one-time listing fee. We define adjusted loss from operations as loss from operations excluding share-based compensation expenses, provision for financing receivable, provision for PPE, one-time provision for other receivable and one-time listing fee. See "About Non-GAAP Financial Measures" below.

4Adjusted EBITDA from continuing operations is a non-GAAP financial measure. It is defined as (loss) income from continuing operations excluding fair value change of contingent consideration, share-based compensation expense, interest expenses, income tax expenses, depreciation, provision for financing receivable, provision for PPE, one-time provision for other receivable and one-time listing fee. See "About Non-GAAP Financial Measures" below.

KAIXIN AUTO HOLDINGS

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of US dollars)

	December 31,	June 30,
	2018	2019
ASSETS

Current assets:
Cash and cash equivalents	$7,950	$7,283
Restricted Cash	5,818	-
Accounts receivable, net	1,480	745
Financing receivable, net	3,486	107
Prepaid expenses and other current assets	38,714	45,557
Inventory	57,950	43,704
Total current assets	115,398	97,396

Non-current assets:
Property and equipment, net	813	196
Goodwill	75,021	75,136
Right-of-use lease assets	-	3,643
Total non-current assets	75,834	78,975

TOTAL ASSETS	$191,232	$176,371

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$4,975	$5,099
Short-term debt	49,887	17,657
Accrued expenses and other current liabilities	10,644	12,071
Short-term lease liabilities	-	1,878
Amounts due to related parties	78,108	4,228
Advance from customers	4,078	1,146
Contingent consideration	11,929	-
Income tax payable	7,590	7,974
Total current liabilities	167,211	50,053

Non-current liabilities:
Long-term contingent consideration	93,741	-
Long-term lease liabilities	-	1,166
Total non-current liabilities	93,741	1,166

TOTAL LIABILITES	$260,952	$51,219

Shareholders' Equity:
Ordinary shares	2	4
Additional paid-in capital	38,559	180,609
Statutory reserves	4,004	4,004
Accumulated deficit	(146,073)	(88,764)
Accumulated other comprehensive income (loss)	1,382	(1,075)

Total Kaixin Auto Holdings shareholders' equity	(102,126)	94,778

Non-controlling interest	32,406	30,374

TOTAL EQUITY	(69,720)	125,152

TOAL LIABILITIES AND EQUITY	$191,232	$176,371

KAIXIN AUTO HOLDINGS

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In thousands of US dollars, except share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2018	2019	2019	2018	2019
Net revenues
Automobile sales	$106,700	$102,620	$98,294	$199,556	$200,914
Financing income	194	-	-	2,317	-
Others	1,858	2,026	1,659	4,210	3,685
Total net revenues	108,752	104,646	99,953	206,083	204,599

Cost of revenues
Automobile sales	(101,649)	(98,472)	(94,832)	(189,926)	(193,304)
Cost of financing income	(952)	-	-	(3,130)	-
Provision for financing receivable	(4,872)	-	(2,594)	(4,872)	(2,594)
Others	(140)	(57)	(14)	(193)	(71)
Total cost of revenues	(107,613)	(98,529)	(97,440)	(198,121)	(195,969)

Gross profit	1,139	6,117	2,513	7,962	8,630

Operating expenses:
Selling and marketing	(6,357)	(4,359)	(3,681)	(13,124)	(8,040)
Research and development	(1,253)	(974)	(942)	(2,405)	(1,916)
General and administrative	(7,228)	(2,817)	(4,146)	(17,357)	(6,963)

Total operating expenses	(14,838)	(8,150)	(8,769)	(32,886)	(16,919)

Loss from operations	(13,699)	(2,033)	(6,256)	(24,924)	(8,289)

Other (expense) income	1,990	1,102	404	2,205	1,506
Fair value change of contingent consideration	(8,538)	(17,733)	83,327	(15,677)	65,594
Interest income	156	43	16	495	59
Interest expenses	(765)	(630)	(404)	(1,894)	(1,034)
Total non-operating (loss) income	(7,157)	(17,218)	83,343	(14,871)	66,125

(Loss) income before provision of income tax and noncontrolling interest, net of tax	(20,856)	(19,251)	77,087	(39,795)	57,836
Income tax expenses	(234)	(365)	(263)	(1,110)	(628)

(Loss) income from continuing operations	(21,090)	(19,616)	76,824	(40,905)	57,208

Discontinued operations Income from discontinued operations, net of income tax	11,341	-	-	10,062	-

Net (loss) income	(9,749)	(19,616)	76,824	(30,843)	57,208
Net loss (income) attributable to non-controlling interests	100	108	(7)	120	101

Net (loss) income attributable to Kaixin Auto Holdings	(9,649)	(19,508)	$76,817	(30,723)	$57,309

Net income per share from discontinued operations attributable to Kaixin Auto Holdings shareholders:
Basic	$0.45	$-	$-	$0.40	$-
Diluted	$0.45	$-	$-	$0.40	$-
Net (loss) income per share attributable to Kaixin Auto Holdings shareholders:
Basic	(0.39)	(0.78)	$2.25	(1.23)	$1.94
Diluted	(0.39)	(0.78)	$1.67	(1.23)	$1.09
Weighted average number of shares used in calculating net (loss) income per ordinary share attributable to Kaixin Auto Holdings shareholders:
Basic	24,984,300	24,984,300	34,193,535	24,984,300	29,609,923
Diluted	24,984,300	24,984,300	46,046,897	24,984,300	52,809,497
Weighted average number of shares used in calculating net income per ordinary share from discontinued operations attributable to Kaixin Auto Holdings shareholders:
Basic	24,984,300	24,984,300	34,193,535	24,984,300	29,609,923
Diluted	24,984,300	24,984,300	46,046,897	24,984,300	52,809,497

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

(In thousands of US dollars)

	For the Three Months Ended			For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2018	2019	2019	2018	2019
Loss from operations	$(13,699)	$(2,033)	(6,256)	$(24,924)	$(8,289)
Add back: Shared-based compensation expenses	2,412	635	1,875	9,827	2,510
Add back: Provision for financing receivable	4,872	-	2,594	4,872	2,594
Add back: Provision for PPE	-	-	507	-	507
Add back: One-time provision for other receivable	-	-	150	-	150
Add back: One-time listing fee	1	62	843	1	905
Adjusted loss from operations	$(6,414)	$(1,336)	$(287)	$(10,224)	$(1,623)

(Loss) income from continuing operations	$(21,090)	$(19,616)	$76,824	$(40,905)	$57,208
Add back: Fair value change of contingent consideration	8,538	17,733	(83,327)	15,677	(65,594)
Add back: Shared-based compensation expenses	2,412	635	1,875	9,827	2,510
Add back: Provision for financing receivable	4,872	-	2,594	4,872	2,594
Add back: Provision for PPE	-	-	507	-	507
Add back: One-time provision for other receivable	-	-	150	-	150
Add back: One-time listing fee	1	62	843	1	905
Adjusted loss from continuing operations	$(5,267)	$(1,186)	$(534)	$(10,528)	$(1,720)

(Loss) income from continuing operations	$(21,090)	$(19,616)	$76,824	$(40,905)	$57,208
Add back: Fair value change of contingent consideration	8,538	17,733	(83,327)	15,677	(65,594)
Add back: Shared-based compensation expenses	2,412	635	1,875	9,827	2,510
Add back: Provision for financing receivable	4,872	-	2,594	4,872	2,594
Add back: Provision for PPE	-	-	507	-	507
Add back: One-time provision for other receivable	-	-	150	-	150
Add back: One-time listing fee	1	62	843	1	905
Add back: Interest expenses	609	587	388	1,399	975
Add back: Income tax expenses	234	365	263	1,110	628
Add back: Depreciation	21	64	55	21	119
Adjusted EBITDA from continuing operations	$(4,403)	$(170)	$172	$(7,998)	$2